LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

03037010

PRESS RELEASE

Date: October 21, 2003

LEEWARD CAPITAL CORP. ANNOUNCES $150,000 PRIVATE PLACEMENT

James W. Davis, President, is pleased to announce a private placement of 1,000,000 units of Leeward Capital Corp. at a price of $0.15 per unit for gross proceeds of $150,000, to be placed to one subscriber resident in Ontario. Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant to be exercisable into one common share for a period of one year from closing of the private placement upon payment by the holder of $0.20 per common share. Leeward paid a finder's fee of 150,000 warrants in relation to the placement. The private placement is subject to regulatory and stock exchange approval. All of the securities will be subject to a 4-month hold period in accordance with applicable securities laws.

The Company will use the proceeds from the private placement for working capital, exclusive of salaries or to satisfy debt payable to related parties of the issuer.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

No Canadian stock exchange has approved or disapproved the contents of this release.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com

Rental properties – income has decreased by $ 1,196,873. Rental revenue increased by $ 683,477 but this was offset by a $ 1,880,350 increase in amortization expense, property taxes and mortgage interest expense.

Hospitality – income has decreased by $ 1,297,963 reflecting the sale of the Sheraton Suites Calgary Eau Claire in July 2002.

Condominium sales and other – while revenues decreased by $ 704,846, amortization and direct costs decreased by $ 746,137 resulting in a net increase in income of $ 41,291.

ASSETS

A comparison of the Company's assets is as follows:

	June 30, 2003		June 30, 2002	
ASSETS		**% of Total**		**% of Total**
Rental properties	37,524,390	38.6	$39,076,080	26.5
Hotels and other	22,178,668	22.8	76,766,311	52.0
Condominium properties under development	11,084,248	11.4	6,376,185	4.3
Other properties under development	3,173,328	3.3	3,052,090	2.1
	73,960,634		125,270,666	
Cash and cash equivalents	327,158	0.3	3,001,387	2.0
Deposits	1,489,458	1.5	919,023	0.6
Amounts receivable	2,248,289	2.3	2,545,805	1.8
Prepaid expenses and deferred charges	3,193,495	3.3	3,557,533	2.4
Other assets	16,032,371	16.5	12,273,337	8.3
TOTAL ASSETS	97,251,405	100%	$147,567,751	100%

OUTLOOK

As we enter into the new fiscal year, the Company continues to focus on its performance targets and on the creation of shareholder wealth. We will deliver on that commitment through well-defined strategies for the future and a dedicated and effective management team.

We will continue our expansion plans in our multi-unit residential, commercial and hospitality management service divisions while continuing to maintain our strong financial position with our core base of assets.

Guy Lam
Chairman and CEO

Shares of Pacrim International Capital Inc. are listed on the Toronto Stock Exchange (PCN).
U.S. S.E.C. registration: 12g3-2(b) 82-3812